Michael R. Peterson

VP, Securities Counsel &

Assistant Corporate Secretary

(770) 418-7737

Fax (770) 677.8737

Email michael.peterson@newellco.com

July 20, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

Attention: Kevin Stertzel

Re: Newell Rubbermaid Inc.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 9, 2012

Form 8-K Filed April 27, 2012

File No. 1-9608

Dear Mr. Stertzel:

We are in receipt of the Staff's comment letters dated May 23, 2012 and July 11, 2012 to Newell Rubbermaid Inc. (the "Company") related to the above captioned filings. Pursuant to our earlier discussion, the Company hereby requests an additional ten business days within which to respond to the comment in the July 11th letter. As such, the Company would respond by no later than the close of business August 8, 2012.

Please contact John Ellis, Vice President - Corporate Controller and Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7737, should you have any questions regarding this request for additional time.

Sincerely,

Newell Rubbermaid Inc.

By: /s/ Michael R. Peterson

Title: Vice President, Securities Counsel and Assistant Corporate Secretary